RESULTS OF ANNUAL MEETING

The Fund held its annual meeting of shareholders on June 27, 2012. The purpose of the annual meeting was to elect two Trustees to the Fund's board of trustees for a three year term, or until the trustee's successor is duly elected and qualified, and to conduct any other lawful business of the Fund. Mr. John E. Neal and Mr. David D. Tripple were nominated for reelection as Trustees, and were elected as such by a plurality vote as follows:

                                                         BROKER NON-VOTES
TRUSTEE NOMINEE         VOTES FOR   VOTES WITHHELD       AND ABSTENTIONS
---------------         ---------   --------------       ---------------

John E.Neal   		52,196,696    1,374,311                 0
David D. Tripple        52,191,916    1,379,091                 0


Messrs. Calamos, Rybek, Marsh and Timbers' terms of office as Trustees continued after the meeting.